Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

January 29, 2008

By Federal Express

U.S. Securities and Exchange Commission

Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the following document:

1. Press Release dated January 28, 2008 referring to "Notice Concerning Our Subsidiary's Revisions to its Forecasts" [English translation].
2. Press Release dated January 29, 2008 referring to "Notice Concerning Dissolution of our Consolidated Subsidiary [English translation].

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate release

(This is an English translation of the Japanese original)

January 29, 2008

Sumitomo Corporation

Susumu Kato, President and CEO

Code No. 8053 Tokyo Stock Exchange, 1st Section

Contact : Mitsuru Iba

Corporate Communications Dept.

Tel.+81-3-5166-3089

Notice Concerning Dissolution of our Consolidated Subsidiary

This is to inform you that Sumitronics Malaysia Sdn Bhd(wholly–owned subsidiary ;hereinafter referred as Sumitronics Malaysia) adopted its dissolution on January 29, 2008 .

1. Reason for dissolution of Sumitronics Malaysia

   Sumitronics Malaysia was established in September, 1998 and has engaged in the sales of electronic parts and the mounting/assembly of electronic printed circuitboard. However, from the viewpoint of the future prospect, we decided to dissolve Sumitronics Malaysia.

2. Profile of the dissolved company, Sumitronics Malaysia

   (as of the end of December,2007)

   (1) Company Name : Sumitronics Malaysia Sdn Bhd

   (2) Location of Headquarter : Malaysia

   (3) Month of Establishment : September,1998

   (4) Paid-up Capital : RM1,500,000

   (5) President : Toshimasa Tajima

   (6) Business Description : electronics parts sales/assembly of PCB

   (7) Result of Recent Business Years (millions of yen)

	2005, December	2006, March	2007, March
Sales	831	217	1,068
Ordinary Income	10	1	35
Net Income	8	1	24

(note) 2006, March resulted from the three month close , due to the change of the end of the fiscal year from December to March.

3. Schedule of the liquidation

   The liquidation of Sumitronics Malaysia will commence from July, 2008.

   It will take around two years to terminate the all liquidation processes since the corporation tax in Malaysia should be settled before the final dissolution.

4. Effect on Business Results

   The dissolution of Sumitronics Malaysia has almost no effect on our consolidated business results.

For Immediate Release

(This is an English translation of the Japanese original.)

January 28, 2008

Sumitomo Corporation
Susumu Kato, President and CEO
Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section
Contact: Mitsuru Iba,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Notice Concerning Our Subsidiary's Revisions to its Forecasts

This is to inform you that a subsidiary of Sumitomo Corporation,
Sumisho Computer Systems Corporation has revised its forecasts for the fiscal year ending March 31, 2008(April 1, 2007 to March 31, 2008) announced on April 26, 2007.

The revision of Sumisho Computer Systems Corporation has almost no effect on our consolidated business results.

Attachment

Disclosure materials of Sumisho Computer Systems Corporation

January 28, 2008

Company name: Sumisho Computer Systems Corporation
Representative's name and title: Yasuyuki Abe, President and CEO
(Stock code: No.9719, Tokyo Stock Exchange, First Section)
Contact: Osamu Kojima, General Manager, Treasury & Accounting, Risk Management Group
Tel. +81-3-5166-2500

Notice Concerning Revisions to Forecasts for Fiscal Year Ending March 31, 2008

In view of our current business trends, we announced revisions to our prior forecasts made on April 26, 2007 for fiscal year ending March 31, 2008 as follows:

1. Revision to Forecasts for Fiscal Year Ending March 31, 2008

(1) Consolidated Results (Millions of yen)

	Net Sales	Operating Income	Ordinary Income	Net Income
Prior forecasts(A)	145,000	9,350	9,500	4,900
Revised forecasts (B)	138,000	9,900	10,200	5,200
Change (B-A)	(7,000)	550	700	300
Rate of change (%)	(4.8%)	5.9%	7.4%	6.1%
(For reference) Fiscal year ended March 31, 2007	137,344	8,560	8,892	4,377

(2) Non-consolidated Results (Millions of yen)

	Net Sales	Operating Income	Ordinary Income	Net Income
Prior forecasts (A)	137,000	8,800	8,950	4,800
Revised forecasts (B)	130,000	9,200	9,500	4,900
Change (B-A)	(7,000)	400	550	100
Rate of change (%)	(5.1%)	4.5%	6.1%	2.1%
(For reference) Fiscal year ended March 31, 2007	130,632	7,736	8,139	4,137

2. Reason for the revisions

Although we have seen steady demands for system development backed by strong corporate earnings and our business is growing with an increase in projects mainly from financial institutions and manufacturing companies, net sales is expected to fall short of our prior forecasts primarily due to the decreased hardware sales for telecommunications in 1st half and a sell of one of our businesses earlier

this year.

Operating income, ordinary income and net income are expected to exceed the prior forecasts, due to an improvement in profitability of software development and data processing businesses, together with the decrease in selling, general and administrative expenses achieved by streamlining of administrative operations which offset the increased investments in human resources.

END